Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series O – Fixed Rate	Registration No. 333-207838
May 5, 2016

PACCAR Financial Corp.

Medium-Term Notes, Series O - Fixed Rate

CUSIP # 69371RN28

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Barclays Capital Inc.

☒ BNP Paribas Securities Corp.

☐ Citigroup Global Markets Inc.

☒ J.P. Morgan Securities LLC

☐ Merrill Lynch, Pierce, Fenner & Smith

                  Incorporated

☐ Mitsubishi UFJ Securities (USA), Inc.

☒ U.S. Bancorp Investments, Inc.

☒ Other: Mizuho Securities USA Inc.

              Wells Fargo Securities, LLC

              The Williams Capital Group, L.P.

acting as ☒ principal ☐ agent

at:  ☐ varying prices related to prevailing market prices at the time of resale

☒ a fixed initial public offering price of 99.941% of the Principal Amount.

Principal Amount: $500,000,000	Original Issue Date: May 10, 2016 (T+3)

Agent’s Discount or Commission: 0.20%	Final Maturity Date: May 10, 2019

Net Proceeds to Company: $498,705,000	Interest Payment Dates: Semi-annually on each May 10 and November 10, commencing November 10, 2016 Record Dates: April 26 and October 27 preceding the applicable Interest Payment Date

Treasury Benchmark: 0.875% due April 15, 2019

Treasury Yield: 0.870%

Reoffer Spread: T+45 bps

Reoffer Yield: 1.320%

Interest Rate: 1.300% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.

☐	The Notes may be redeemed at our option prior to the Maturity Date.

Initial Redemption Date:

Initial Redemption Percentage:             %

Annual Redemption Percentage Reduction:             % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.

☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.

Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)

Minimum Denominations:                      (Applicable only if Specified Currency is other than U.S. dollars)

Exchange Rate Agent:                          (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐

    Issue Price:                 %

Form:        ☒   Book-Entry             ☐  Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
J.P. Morgan Securities LLC	Bookrunner	$107,500,000
BNP Paribas Securities Corp.	Bookrunner	$107,500,000
Mizuho Securities USA Inc.	Bookrunner	$107,500,000
U.S. Bancorp Investments, Inc.	Bookrunner	$107,500,000
Wells Fargo Securities, LLC	Co-Manager	$35,000,000
The Williams Capital Group, L.P.	Co-Manager	$35,000,000
Total		$500,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, J.P. Morgan Securities LLC, BNP Paribas Securities Corp., Mizuho Securities USA Inc., U.S. Bancorp Investments, Inc. or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, collect at 1-212-834-4533, BNP Paribas Securities Corp., toll-free at 1-800-854-5674, Mizuho Securities USA Inc., toll-free at 1-866-271-7403 or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.